EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the second interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023

On July 24, 2024, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided the distribution of the second 2024 interim dividend of 0.79 €/share, an increase of 6.8% compared to the three interim dividends paid for fiscal year 2023 and identical to the final dividend for fiscal year 2023 and to the first 2024 interim. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2024 and reiterated at the Annual General Meeting of May 24, 2024.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	American Depositary Shares holders

Ex-dividend date	January 2, 2025	December 31, 2024

Payment date	January 6, 2025	January 21, 2025

Netherlands: TotalEnergies acquires a stake in the OranjeWind offshore wind farm in view of supplying green hydrogen to its European refineries and lowering their emissions

On July 24, 2024, TotalEnergies’ signed agreements with German renewable developer RWE, to acquire a 50% stake in OranjeWind, a 795 MW offshore wind farm under development in the Netherlands. TotalEnergies is expected to dedicate its share of the renewable electricity production from this project to power 350 MW electrolyzer projects. These are expected to produce about 40,000 tons per year of green hydrogen for the decarbonization of TotalEnergies’ refineries in Northern Europe.

TotalEnergies aims to decarbonize its European refineries’ hydrogen and cut its CO2 emissions by around 5 million tons per year by 2030. In this context, the Company intends to allocate its share in OranjeWind to produce electricity to generate green hydrogen via electrolysis. The production of this green or low-carbon hydrogen, which is expected to replace the hydrogen currently consumed in TotalEnergies' refineries, is expected to avoid the emission of approximately 400,000 tons of CO2 per year.

The project is a new milestone towards TotalEnergies’ goal of a 40% reduction in net greenhouse gas emissions linked directly to its oil and gas operations (Scope 1 and 2) by 2030, compared to the 2015 baseline.

Located in the North Sea, about 53 km off the Dutch coast, the OranjeWind project was won by RWE in 2022 as part of the Dutch Hollandse Kust West VII tender. RWE then committed to developing electrolyzers, to which TotalEnergies will now also contribute.

In addition to producing green power and hydrogen, OranjeWind is expected to also support the stability of the Dutch grid with its electric boilers and battery storage. Construction of the wind farm is scheduled to start in 2026, with full commissioning expected in early 2028.

Integrated Power in Germany: TotalEnergies Launches New 100 MW / 200 MWh Battery Storage Development

On July 24, 2024, TotalEnergies’ took the final investment decision for a 100 MW /200 MWh battery storage project in Dahlem, North Rhine-Westphalia.

This is the first project sanctioned by TotalEnergies from the pipeline of Kyon Energy, one of Germany’s leading battery storage system developer, which was recently acquired by TotalEnergies in February 2024.

The project, with a total investment of more than €75 million, is expected to benefit from the expertise of Saft, TotalEnergies' battery affiliate, which is expected to supply the project with the latest-generation of electricity storage technology (iShift LFP — lithium-iron-phosphate — containers).

Commercial operations are expected to begin in the second half of 2026, and the startup Quadra Energy — one of Germany's leading renewable power aggregators, acquired by TotalEnergies in October 2023 — is expected to market the flexibility provided by these batteries.

Nigeria: TotalEnergies sells its interest in SPDC JV, retaining interest in gas supply to Nigeria LNG

On July 17, 2024, TotalEnergies’ subsidiary TotalEnergies EP Nigeria signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria.

SPDC JV is an unincorporated joint venture between Nigerian National Petroleum Corporation Ltd (55%), Shell Petroleum Development Company of Nigeria (30%, operator), TotalEnergies EP Nigeria (10%) and NAOC (5%), which holds 18 licenses in the Niger Delta.

Under the SPA:

●	TotalEnergies EP Nigeria is expected to sell to Chappal Energies its 10% participating interest and all its rights and obligations in 15 licenses of SPDC JV, which are producing mainly oil. Production from these licenses represented approximately 14,000 barrels equivalent per day in Company share in 2023;
●	TotalEnergies EP Nigeria is expected also transfer to Chappal Energies its 10% participating interest in the three other licenses of SPDC JV, which are producing mainly gas (OML 23, OML 28 and OML 77), while retaining full economic interest in these licenses that currently account for 40% of Nigeria LNG gas supply.

The transaction was concluded for a firm consideration of USD 860 million. Closing is subject to customary conditions, including regulatory approvals.

TotalEnergies and SSE join forces and create Source, a new major player in electric vehicle (EV) charging in the UK & Ireland

On July 16, 2024, TotalEnergies and SSE have signed a binding agreement to create a joint venture, Source, to establish a new major player in EV charging infrastructure in the UK and Ireland, under the brand “Source.” The new business is expected to deploy in both countries up to 3000 high power charge points, meeting demand from EV and fleet owners to provide fast and reliable charging.

Within the next 5 years, Source is expected to deploy up to 3000 high power charge points (of 150 kW and more) grouped in 300 “EV hubs”, targeting 20% market share. Charging hubs are expected to be in prime locations in and around urban areas and powered by renewable energy provided by SSE and TotalEnergies. Several hubs are already under construction with plans for dozens more, currently in development studies.

In the UK, Source is expected to provide the reliable ultra-fast charging infrastructure needed across the country to meet the demand from EV drivers and fleet operators. This demand was recently triggered by the enforcement into law of the UK Government’s zero vehicle emissions mandate for all new cars and vans, raising power supply infrastructure for EV and fleet owners as one of the biggest challenges facing the decarbonization of transport.

Similarly in Ireland, Source is expected to help accelerate action to meet the government target of placing almost 1 million electric vehicles on roads by 2030, while building consumer confidence in EV charging.

This transaction is subject to the applicable regulatory approvals being obtained from the relevant authorities.

United Arab Emirates: TotalEnergies strengthens its position in the Emirates through its partnership in Ruwais LNG

On July 10, 2024, TotalEnergies joined, with a 10% interest, the Ruwais LNG project alongside national company ADNOC (60%), Shell (10%), bp (10%) and Mitsui (10%).

Launched by ADNOC in June 2024, Ruwais LNG is a liquefied natural gas (LNG) project located in Al Ruwais Industrial city, in Abu Dhabi. The project includes two liquefaction trains with a total capacity of 9.6 million tons per year. Start-up is expected in the second half of 2028.

The project applies one of the highest standards to reduce emissions: its full-electric liquefaction trains will be supplied with clean power by the UAE’s grid, making it one of the world’s lowest-carbon intensity LNG plants. The facility is also expected to leverage the latest technologies to enhance safety, drive efficiency and help reduce emissions.

Digital Innovation: TotalEnergies to partner with SLB for a more sustainable energy

On July 2, 2024, TotalEnergies and SLB joined forces to develop innovative subsurface digital solutions and contribute to a more sustainable hydrocarbon production and the implementation of TotalEnergies’ “More energy, less emissions, more value” strategy.

Combining their many years of operational expertise and their software development capabilities, the teams at TotalEnergies and SLB are expected to jointly develop next-generation software available in the cloud.

These new digital tools are expected to improve modeling of the subsurface to optimize production and make it more responsible. They are also expected to leverage the potential of the data collected, through artificial intelligence (AI), for the purposes of reducing existing fields’ carbon intensity and meeting new needs in geological carbon storage.

The new software is expected to be built on the earlier efforts of both partners with Intersect, a latest-generation reservoir simulator.

TotalEnergies’ teams are also supporting SLB by solarizing its industrial sites worldwide, through agreements signed in Oman, the United Arab Emirates, and Japan, allowing TotalEnergies to support SLB’s energy transition with bespoke and competitive solutions that come with price visibility, while helping reduce its carbon footprint.

TotalEnergies’ latest Pangea supercomputer tackles the energy transition

On July 2, 2024, TotalEnergies launched the new generation of its Pangea 4 supercomputer at the Jean Féger Scientific and Technical Center at Pau in southwest France. Initially developed to support TotalEnergies’ exploration and production activities, the new version of Pangea is available for use across the Company and is at the service of its energy transition:

-	windflow simulations for the design and siting of wind farms;
-	simulations of reservoir storage capacity in connection with our carbon capture and storage projects; and
-	methane emissions reduction calculations.

A hybrid solution consisting of a machine located onsite and cloud computing, Pangea 4’s 24/7 computing speed is twice that of the previous version. It is more compact and more energy efficient, using almost 90% less electricity, helping reduce the Company’s datacenters’ carbon footprint while maintaining peak performance for digital simulations.

Developing the circular economy for lubricants in Europe: TotalEnergies acquires Tecoil, a lubricant used oil regeneration specialist

On July 1, 2024, TotalEnergies announced the acquisition of Tecoil, a Finnish company specialized in the production of Re-Refined Base Oils (RRBOs), which has one of the most efficient used oil regeneration process on the market today.

Tecoil currently operates a production facility of 50,000 tons of RRBOs per year in Hamina, in eastern Finland. Tecoil has developed its own circular economy network for collecting used lubricants in Europe and supplying its plant.

Through a process known as “re-refining,” optimized by Tecoil, used oils are treated to give them properties comparable to one of the best virgin base oils. These high-quality base oils are used to make lubricants that meet new customer demand for circularity and sustainability. They help reduce the lubricants’ carbon footprint while delivering the level of performance expected and approved by many car manufacturers.

United Kingdom: TotalEnergies sells its interests in West of Shetland gas fields

On June 27, 2024, TotalEnergies signed an agreement to sell to The Prax Group its entire interest in West of Shetland assets in the United Kingdom (Laggan, Tormore, Glenlivet, Edradour and Glendronach fields, the onshore Shetland Gas Plant and nearby exploration licenses). The transaction is subject to approval from the relevant authorities.

These mature assets currently produce about 7,500 barrels of oil equivalent per day in TotalEnergies’ share, made up of around 90% of gas. The transaction involves the transfer of relevant employees from TotalEnergies to Prax in compliance with the applicable legislation.

Sao Tome & Principe: TotalEnergies acquires an offshore exploration license

On June 26, 2024, TotalEnergies signed an agreement to acquire a 60% interest and operatorship in Block STP02, offshore Sao Tome and Principe, from the Agência Nacional do Petroléo de S. Tomé e Principé (ANP-STP). The remaining interest will be held by the existing license holders, Sonangol (30%) and ANP-STP (10%). The transaction is subject to final approvals from relevant authorities.

Located within an emerging basin, 60 km off the coast of Principe, Block STP02 covers an area of 4,969 km2. Block STP02 is adjacent to the Block STP01 license operated by TotalEnergies (55%) alongside Sonangol (30%) and ANP-STP (15%).

Germany: TotalEnergies wins further maritime lease in the North Sea to develop 1.5 GW of offshore wind

On June 21, 2024, TotalEnergies, as shareholder of Offshore Wind One GmbH, was awarded the maritime concession N-11.2 by the German Federal Network Agency, following auctions held in Germany.

Located in the North Sea, around 120 kilometers north-west of the German island of Heligoland, concession N-11.2 (1.5 GW) covers an area of around 156 square kilometers. This is expected to enable TotalEnergies to build a 3.5 GW offshore wind hub in German North Sea, taking benefit of the synergies between this new lease and the 2 GW concession N-12.1 win last year.

Under the terms of this award, Offshore Wind One GmbH will pay, at the latest in June 2025, the German Federal government €196 million, which will be allocated to marine conservation and the promotion of environmentally friendly fishing. An annual contribution of €88 million will also be paid to the electricity transmission system operator in charge of connecting the project, for a term of twenty years starting from the commissioning of the site.

The concession will run for a term of 25 years, extendable to 35 years.

Nigeria: TotalEnergies launches the Ubeta gas development to supply Nigeria LNG liquefaction plant

On June 20, 2024, TotalEnergies, operator of OML 58 onshore license in Nigeria with a 40% interest, together with the Nigerian National Petroleum Corporation Ltd (NNPCL, 60%), took the final investment decision (FID) for the development of the Ubeta gas field.

Located about 80 km northwest of Port Harcourt in Rivers state, the OML 58 license contains two fields currently in production, the Obagi oil field and the Ibewa gas and condensate field. OML58 gas production is processed in the Obite treatment center and supplied to both the Nigerian domestic gas market and to Nigeria LNG (NLNG) plant.

Also located in OML58, the Ubeta gas condensate field is expected to be developed with a new 6-well cluster connected to the existing Obite facilities through a 11 km buried pipeline. Production start-up is expected in 2027, with a plateau of 300 million cubic feet per day (about 70,000 barrels of oil equivalent per day including condensates). Gas from Ubeta is expected to be supplied to NLNG, a liquefaction plant located in Bonny Island with an on-going capacity expansion from 22 to 30 Mtpa, in which TotalEnergies holds a 15% interest.

Ubeta is a low-emission and low-cost development, leveraging on OML58 existing gas processing facilities. The carbon intensity of the project is expected to be further reduced through a 5 MW solar plant currently under construction at the Obite site and the electrification of the drilling rig. TotalEnergies is working closely with NNPCL to enhance local content, with more than 90% of manhours which is expected to be worked locally.

TotalEnergies sells its subsidiary in Brunei

On June 14, 2024, TotalEnergies entered into an agreement to sell its wholly owned subsidiary TotalEnergies EP (Brunei) B.V. to Hibiscus Petroleum Berhad, a Malaysian independent oil and gas exploration and production company, for a consideration of $259 million. The transaction is expected to close in the fourth quarter 2024.

TotalEnergies EP (Brunei) B.V. owns and operates a 37.5% interest in Block B, alongside Shell Deepwater Borneo (35%) and Brunei Energy Exploration (27.5%).

Block B, located 85 kilometers off the coast of Brunei, contains the Maharaja Lela/Jamalulam (MLJ) field, which started producing in 1999 and represented a net production for TotalEnergies of approximately 9,000 barrels of oil equivalent per day in 2023.

Decarbonization of european refineries: A first agreement signed between TotalEnergies and Air Products for the delivery of Green Hydrogen

On June 7, 2024, TotalEnergies and Air Products signed a 15-year agreement for the annual supply in Europe of 70,000 tons of green hydrogen starting in 2030. This first long-term deal follows TotalEnergies’ call for tenders for the supply of 500,000 tons per year of green hydrogen to help decarbonize TotalEnergies’ European refineries.

Under the agreement, Air Products will deliver at TotalEnergies’ Northern European refineries’ doorstep green hydrogen from Air Products’ global supply network. This hydrogen aims to avoid around 700,000 tons of CO2 each year. The contract awarded to Air Products is a first step towards achieving TotalEnergies' objective of reducing net greenhouse gas emissions from its operated oil and gas operations (Scope 1+2) by 40% by 2030 compared to 2015 levels.

At the same time, TotalEnergies and Air Products have signed a memorandum of understanding for the supply of renewable power, which entails the signing of a first Power Purchase Agreement (PPA) for 150 MW produced at a solar project in Texas. The parties also plan to explore together further PPA opportunities in the UK, Poland and France. This agreement, which strengthens the partnership between TotalEnergies and Air Products, is expected to contribute to Air Products’ decarbonization roadmap and is in line with TotalEnergies’ integrated electricity strategy along the value chain.

Capital increase reserved for employees of TotalEnergies in 2024

On June 6, 2024, in accordance with its policy in favor of employee shareholding, the Boardof Directors decided, on September 21, 2023, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which TotalEnergies SE holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the sixteenth resolution at the Shareholders’ Meeting of May 26, 2023. On April 25, 2024, the Chairman and CEO set (i) the subscription period from April 29 to May 14, 2024 (included) and (ii) the subscription price at 46.90 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 30% discount and rounded off to the highest tenth of a euro. At the end of this period, 63,662 employees in 96 countries, representing 55.3% of the eligible employees and former employees, subscribed to this capital increase for an amount of 480.8 million euros. These results are significantly on the rise compared to the last years in terms of participation and amount subscribed.

As a result, 10,833,187 new shares are expected to be issued on June 6, 2024. They are expected to carry immediate dividend rights and be fully assimilated with TotalEnergies shares already listed on Euronext. Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, are expected to represent 8,13% of the Company’s share capital as of June 6, 2024.

Integrated Power: TotalEnergies acquires a gas-fired power plant in the United Kingdom

On June 5, 2024, in line with its development as an integrated electricity player, TotalEnergies signed an agreement with EIG, an institutional investor in the global energy sector, for the acquisition of all the shares of West Burton Energy for an enterprise value of £450 million.

West Burton Energy owns and operates the West Burton B gas-fired power plant in Nottinghamshire, in England. West Burton B comprises three combined-cycle gas turbines (CCGT) with total output of 1.3 GW. Commissioned in 2013, it is one of the UK’s most advanced power plants and supplies some 1.8 million homes. A 49 MW battery storage system was added in 2018.

This acquisition rounds out TotalEnergies’ renewable power generation capacity in the UK with a flexible asset that mitigates intermittency to enable the supply of firm power to customers. Given the size of the Company’s renewable portfolio in the country, which currently stands at 1.1 GW of gross installed capacity and 4.5 GW under development, TotalEnergies assesses its need for gas-based power generation capacity at 700 MW; the Company therefore plans to divest 50% of the acquired assets.

The deal is also expected to allow TotalEnergies to strengthen its trading capabilities in the country’s electricity and gas markets, as well as its ability to provide increasingly affordable, available and sustainable energy to its 300,000 UK electricity and gas customer sites. Finally, the Company is expected to supply the plant by leveraging its positions in natural gas production in the country, where it operates 30% of the projects.

This brings TotalEnergies’ worldwide flexible power generation portfolio to around 7 GW of gross capacity, in addition to its 23 GW of gross renewable capacity.

The transaction is subject to authorization from the competent authorities.

Suriname: TotalEnergies, APA Corporation and Staatsolie progress towards FID on Block 58

On June 5, 2024, on the occasion of the 2024 Suriname Energy Oil and Gas Summit, Javier Rielo, Senior Vice President Americas, Exploration & Production for TotalEnergies, and Annand Jagesar, CEO of Staatsolie Maatschappij Suriname N.V., the Suriname National Oil Company, announced several significant steps towards the FID of the development of offshore Block 58. This decision is expected in the fourth quarter of 2024, for a production start-up in 2028.

TotalEnergies is the operator of Block 58 with a 50% interest, alongside APA Corporation (50%). Staatsolie has the option to enter the development project with up to 20% interest upon FID.

Engineering studies (FEED) are progressing for the development of the Sapakara and Krabdagu fields, with combined recoverable resources estimated above 700 million barrels thanks to the integration of Water Alternating Gas (WAG) injection technology to maximize recovery. Ocean Bottom Node (OBN) seismic technology is  also expected to play a key role in maximizing resources and the placement of the development wells, as well as identifying resource upsides. A first OBN campaign covering 900 km2 is expected to be carried out in second half of 2024.

Some key milestones have been recently reached in the path towards FID. An agreement was concluded between Staatsolie and TotalEnergies on the field development area, maximizing the value for Suriname and the Block 58 co-venturers over the 25 years Production Period. In addition, the hull for the 200,000 barrels of oil per day (bopd) Floating Production Storage and Offloading (FPSO) unit has been secured.

TotalEnergies strives to help this project responsibly using its high-end technologies to help reduce greenhouse gas emissions. In particular, the facilities will be designed for zero routine flaring, with all associated gas reinjected into the reservoirs. During the development and production phases, TotalEnergies is expected to work closely with Staatsolie to enhance local content, as already demonstrated during the exploration and appraisal phases, with over 80 people trained for logistics operations in Paramaribo.

TotalEnergies increases LNG deliveries to Asia with two new medium and long-term contracts

On June 4, 2024, in line with its strategy to grow its LNG business, TotalEnergies announced the signing of two new LNG medium- and long-term contracts in Asia:

-	a sales and purchase agreement with Indian Oil Corporation for the delivery to India of up to 800,000 tons per year of LNG for ten years from 2026; and
-	an agreement with Korea South-East Power for the delivery to South Korea of up to around 500,000 tons per year of LNG for five years from 2027.

These agreements are expected to allow TotalEnergies to secure medium-term outlets for its global LNG supply portfolio. They also strengthen the Company's footprint in Asian markets, where it particularly aims to supporting its customers with their decarbonization strategies.

Green Hydrogen: TE H2 partners with VERBUND on a large project in Tunisia

On May 28, 2024, TE H2, a joint-venture between TotalEnergies and EREN Groupe, together with VERBUND, Austria’s leading electricity company, signed a Memorandum of Understanding with the Republic of Tunisia to study the implementation of a large green hydrogen project named “H2 Notos” for export to Central Europe through pipelines.

H2 Notos aims to produce green hydrogen using electrolysers powered by large onshore wind and solar projects and supplied with desalinated sea water. The project aims to produce 200,000 tons of green hydrogen annually during its initial phase, with the potential to scale up production to one million tons per year in South Tunisia. The project is expected to have access to the European market through the “SoutH2 Corridor,” a hydrogen pipeline project connecting North Africa to Italy, Austria, and Germany, which is expected to be commissioned around 2030.

TE H2, together with VERBUND, is expected to be leading the development, financing, construction, and operation of the integrated project from production of green electricity to production of green hydrogen. In addition, VERBUND is expected to coordinate the transport of the produced hydrogen towards Central Europe.

Brazil: FID for Atapu-2 and Sépia-2 Oil Developments

On 27 May 2024, TotalEnergies, together with the operator Petrobras and their partners in the Atapu and Sépia consortiums, have taken the FID the second development phase of Atapu and Sépia fields, located in the prolific pre-salt Santos Basin, offshore Brazil.

The Atapu field has been producing since 2020 through the P-70 Floating Production Storage and Offloading (FPSO) unit, with a production capacity of 150,000 barrels of oil per day (bopd). The second development phase, Atapu-2, is expected to comprise a new-built FPSO of 225,000 bopd capacity. TotalEnergies owns an interest of 15% in the Atapu field, in partnership with Petrobras (65.7%, operator), Shell (16.7%), Petrogal (1.7%) and PPSA (0.9%).

The Sépia field has been producing since 2021 through the Carioca FPSO unit, with a production capacity of 180,000 bopd. The second development phase, Sépia-2, is also expected to comprise a new-built FPSO of 225,000 bopd capacity. TotalEnergies owns an interest of 16.9% in the Sépia field, in partnership with Petrobras (55.3%, operator), Petronas (12.7%), QatarEnergy (12.7%) and Petrogal (2.4%).

The two FPSOs are expected to start producing as from 2029. They have been designed to help reduce greenhouse gas emissions through an all-electric configuration and technologies such as waste heat recovery, closed flare, cargo oil tank gas recovery and variable speed drive for compressors and pumps.

Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2024: Approval of all resolutions supported by the Board of Directors; Patrick Pouyanné reappointed as Chairman and CEO and Jacques Aschenbroich confirmed as Lead Independent Director

On May 24, 2024, the Combined Shareholders’ Meeting of TotalEnergies SE was held under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions supported by the Board of Directors, including, in particular:

-	Approval of the 2023 financial statements and payment of an ordinary dividend of €3.01 per share
-	Renewal of the three-year terms as Directors of Mr. Patrick Pouyanné, Mr. Jacques Aschenbroich and Mr. Glenn Hubbard
-	Appointment for a three-year term of Ms. Marie-Ange Debon as Director

-	Approval of the components of the compensation paid during 2023 or allocated for that year and of the compensation policy applicable in 2024 to the Chairman and Chief Executive Officer
-	Appointment of Ernst & Young Audit and PricewaterhouseCoopers Audit, Statutory auditors in charge of certifying the sustainability information
-	Various delegations of competence and financial authorizations granted to the Board of Directors.

In addition, the Shareholders’ Meeting issued a favorable consultative opinion with 80% of the votes cast on the Sustainability & Climate - Progress Report 2024, reporting on the progress made in the implementation of the Company’s goal with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030.

The Board of Directors, meeting at the end of the Shareholders' Meeting, confirmed unanimously its decision to reappoint Mr. Patrick Pouyanné as Chairman and CEO for the duration of his term of office as Director, Mr. Patrick Pouyanné did not take part to the vote, as well as to confirm Mr. Jacques Aschenbroich as Lead Independent Director.

The full results of the votes as well as the presentations made to shareholders will be available on May 31, on the totalenergies.com website.

Angola: TotalEnergies launches the Kaminho deepwater project

On May 21, 2024, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Luanda with João Lourenço, President of Angola, Diamantino Azevedo, Minister of Mineral Resources, Oil & Gas (MIREMPET), Paulino Jerónimo, Chairman and CEO of ANPG and Gaspar Martins, Chairman and CEO of Sonangol, to announce the FID of the Kaminho deepwater project.

TotalEnergies (40%), along with its Block 20/11 partners, Petronas (40%) and Sonangol (20%), announced the FID of the Kaminho project to develop the Cameia and Golfinho fields, located 100 km off the coast of Angola, by 1,700 m water-depth. This FID has been made possible thanks to a close collaboration with the concessionaire Agencia Nacional de Petroleo e Gas (ANPG).

The Kaminho project that is the first large deepwater development in the Kwanza basin comprises the conversion of a Very Large Crude Carrier (VLCC) to a Floating Production Storage and Offloading (FPSO) unit, which is expected to be connected to a subsea production network. Designed to help reduce greenhouse gas emissions and eliminate routine flaring, this FPSO is all-electric and associated gas is expected to be fully reinjected into the reservoirs. Production start-up is expected in 2028, with a plateau of 70,000 barrels of oil per day.

The Kaminho project is expected to involve over 10 million man-hours in Angola, mainly with offshore operations and construction at local yards.

On this occasion, TotalEnergies and Sonangol EP also signed a Memorandum of Understanding to share expertise on Research & Technology, notably in decarbonization of the Oil & Gas industry, with a strong focus on methane emissions reduction and renewable energies. TotalEnergies’ teams will provide support to Sonangol EP for the start-up and operation of its new Sumbe R&D center and for the development of the skills of the Sonangol research and technology teams, with a focus on reservoir geology, process electrification and photovoltaics.

TotalEnergies takes action to give access to clean cooking to 100 million people in Africa and India

On May 14, 2024, at the Clean Cooking Summit organized by the International Energy Agency, TotalEnergies announced its goal of giving 100 million people in Africa and India access to clean cooking by 2030. TotalEnergies is therefore expected to invest more than $400 million in the development of liquefied petroleum gas (LPG) for cooking.

In addition, to make clean cooking affordable for as many people as possible, the Company is expected to develop the use of digital pay-as-you-cook technologies that allow customers to pay only as they use the LPG cylinder, rather than having to pay the full value of the cylinder volume up front.

The Company is already a major player in the distribution of LPG in cylinders, with more than 50 million people in Africa and Asia benefiting already from a reliable and cleaner energy.

Norway: First oil production on Eldfisk North

On May 8, 2024, TotalEnergies announced the successful first oil production on the Eldfisk North Project, located in the Greater Ekofisk Area in the North Sea.

The Eldfisk North Project is located in PL018, and the licensees are TotalEnergies EP Norge AS (39.896%), ConocoPhillips Skandinavia AS (35.112% - Operator), Vår Energi ASA (12.388%), Sval Energi AS (7.604%) and Petoro AS (5.000%).

In December 2022, the Norwegian authorities approved the Eldfisk North Plan for Development and Operation with original production start scheduled in the second quarter of 2024. Cooperation and efficiency across companies have unlocked earlier first oil production.

The Eldfisk North Project comprises three 6-well subsea templates located approximately seven kilometers from the Eldfisk Complex. The development includes up to 14 wells, whereof nine are producers and five will inject water into the reservoir. The Eldfisk North Project is expected to produce 15,000 barrels of oil equivalent per day at peak and use the available capacity of Eldfisk facilities for processing and transportation.

The project has created approximately 4,000 to 4,500 jobs, and more than 80% of the total contract value has been awarded to Norwegian businesses.

TotalEnergies and Sinopec strengthen cooperation

On May 7, 2024, TotalEnergies, and China Petroleum and Chemical Corporation (“SINOPEC”) signed a strategic cooperation agreement to deepen their collaboration, notably in low-carbon energies.

TotalEnergies and SINOPEC have been working together for many years, notably in Angola and Brazil in upstream operations, and more generally in various domains such as oil, LNG, oil product trading, and engineering. More recently, the companies joined forces to develop a 230,000 tons per year sustainable aviation fuel production unit at a SINOPEC refinery in China.

This strategic cooperation agreement aims to further develop the partnership between TotalEnergies and SINOPEC and seize new opportunities by leveraging their respective expertise. In particular, the two companies plan to combine their R&D expertise in biofuels, green hydrogen, carbon capture, utilization, and sequestration and decarbonization.

TotalEnergies reaffirms the relevance of unified governance in order to pursue its transition strategy

On April 26, 2024, the Board of Directors examined the draft resolution submitted by a group of shareholders representing less than 0.9% of the share capital and aiming to submit to the Annual General Meeting an advisory vote asking the Board of Directors to adopt a separation of the Chairmanship of the Board of Directors and the General Management of the Company.

The Board of Directors reaffirms its strong commitment to shareholder dialogue and recalls that in 2023 it had invited shareholders who wished to open a debate with the Board of Directors to submit an item on the agenda of the Annual General Meeting of Shareholders, as provided for in the French Commercial Code. The Board of Directors therefore invited shareholders to consider this route for future Annual General Meetings, as it will not support the advisory resolutions route in any matter.

The Board of Directors recalls that with a view to renewing the mandate of director of the Chairman and Chief Executive Officer, it carried out a review of the choice of the most suitable mode of governance for the TotalEnergies and reported to its shareholders in a very detailed manner. The Governance and Ethics Committee of the Board (the “Governance and Ethics Committee”) has considered the best interests of TotalEnergies, and after individual consultation of each Director by the Lead Independent Director, led the Board of Directors to decide unanimously and with conviction at its meeting on September 21 2023, to continue to combine positions of Chairman and Chief Executive Officer.

The unity of TotalEnergies’ management and representation power is part of its particularly well-balanced corporate governance framework, with a Lead Independent Director who is a preferred contact for shareholders and who has extensive powers, whom the Board of Directors has found to be fully fulfilling his role.

The Board of Directors has thus fully executed the mission for which the French law attributes to it the responsibility: the French Commercial Code provides that it is the responsibility of the Board of Directors to choose between the unified or separate mode of the functions of Chairman and Chief Executive Officer and that the shareholders are informed of this choice. Shareholders’ right to information is supplemented by a requirement provided for by the Afep-Medef Code of motivation for the Board’s decision.

The Board of Directors, chaired by the Lead Independent Director and on the proposal of the Governance and Ethics Committee, therefore unanimously decided not to include the aforementioned draft resolution on the agenda of the forthcoming Annual General Meeting.

With regard to the debate on corporate governance initiated by the above-mentioned group of shareholders, the Lead Independent Director will, at the request of the Board of Directors, report on the performance of his mission, in particular on the Board of Directors’ motivation in respect of the governance structure of the Company, during the Annual General Meeting of May 24, 2024.

Furthermore, the Board of Directors examined the proposed resolution aiming to reduce the authorization requested by the Board of Directors at the Shareholders’ Meeting for the purpose of carrying out share buybacks and noted that it was carried by certain shareholders representing only 0.11% of the share capital. The Board of Directors noted that this proposed resolution is not admissible as it fails to meet the minimum holding threshold required by the French Commercial Code.

TotalEnergies ranks #1 in employee shareholder ownership in Europe at over €11 billion of its capital

On April 26, 2024, TotalEnergies’ Board of Directors validated the following initiatives:

●	The allocation of 100 TotalEnergies shares to each of its 100,000 employees worldwide. This is one of the most important universal grant in TotalEnergies’ history and is in honor of its 100-year anniversary. This grant is expected to made to the Company’s employees on the date of the definitive grant by the Board of Directors, for those employed as of March 28, 2024. These shares are expected to be acquired by the employees present five years after the grant date.
●	A capital increase reserved for employees and former employees for a €46.90 subscription price equal to the average of the closing price of TotalEnergies shares on the Euronext over twenty consecutive trading sessions, with an exceptional 30% discount (compared to 20% in 2023).
●	The performance share allocation plan, which is carried out annually.

TotalEnergies ranks #1 in employee shareholder ownership in Europe.

TotalEnergies’ proactive policy puts the Company at the top of the ranking of European firms for employee shareholding, based on the amount of the share capital held by its employees (source: European Federation of Employee Share ownership).

By year-end 2023, over 65% of TotalEnergies’ employees were shareholders, holding about €11 billion out of the Company’s €149 billion share capital. Consequently, with 7.4% of the capital, TotalEnergies’ employees represent the Company’s largest group of shareholders, receiving €525 million in dividends in 2023.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved.  They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.